Exhibit 99.3

17 November 2011

James Hardie Industries SE

Results for the 2nd Quarter and Half Year Ended 30 September 2011

	Three Months and Half Year Ended 30 September
US GAAP – US$ Millions	Q2 FY12		Q2 FY11		% Change	HY FY12		HY FY11		% Change

Net Sales
USA and Europe Fibre Cement		$228.7		$200.7	14		$448.5		$433.7	3
Asia Pacific Fibre Cement		102.9		86.9	18		196.7		172.3	14

Total Net Sales		$331.6		$287.6	15		$645.2		$606.0	6
Cost of goods sold		(219.0)		(194.2)	(13)		(424.4)		(395.8)	(7)

Gross profit		112.6		93.4	21		220.8		210.2	5
Selling, general and administrative expenses		(48.6)		(35.1)	(38)		(94.1)		(81.0)	(16)
Research & development expenses		(7.3)		(6.7)	(9)		(14.3)		(13.7)	(4)
Asbestos adjustments		86.9		(107.8)	—		48.7		(44.7)	—

EBIT		143.6		(56.2)	—		161.1		70.8	—
Net interest expense		(1.2)		(0.9)	(33)		(2.2)		(2.0)	(10)
Other expense		(0.5)		(2.9)	83		(2.0)		(7.3)	73

Operating profit (loss) before income taxes		141.9		(60.0)	—		156.9		61.5	—
Income tax expense		(14.5)		(363.7)	96		(28.5)		(380.3)	93

Net operating profit (loss)		$127.4		$(423.7)	—		$128.4		$(318.8)	—

Earnings (loss) per share – diluted (US cents)		29.0		(97.3)	—		29.2		(73.3)	—

Volume (mmsf)
USA and Europe Fibre Cement		347.1		303.6	14		679.6		661.3	3
Asia Pacific Fibre Cement		106.1		99.7	6		203.8		206.1	(1)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	659	US$	661	—	US$	660	US$	656	1
Asia Pacific Fibre Cement	A$	923	A$	965	(4)	A$	914	A$	936	(2)

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 14. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	1

Total Net Sales

Total net sales for the quarter increased 15% compared to the prior corresponding quarter from US$287.6 million to US$331.6 million. For the half year, total net sales increased 6% from US$606.0 million to US$645.2 million. For both the quarter and half year, revenue was favourably impacted by higher sales volume and appreciation of the Asia Pacific currencies against the US dollar, compared to the prior corresponding periods.

USA and Europe Fibre Cement

Quarter

Net sales increased 14% from US$200.7 million to US$228.7 million due to higher sales volume.

Sales volume increased 14% compared to the prior corresponding quarter, which reflected sales volume adversely impacted by the expiry of tax incentives available to US homebuyers prior to May 2011.

The average net sales price was relatively flat at US$659 per thousand square feet compared to US$661 per thousand square feet in the prior corresponding quarter.

Half Year

Net sales increased 3% from US$433.7 million to US$448.5 million compared to the prior corresponding period due to higher sales volume and a slight increase in the average net sales price.

Sales volume increased 3% from 661.3 million square feet to 679.6 million square feet, due to higher demand for the company’s products when compared with the prior corresponding period.

The average net sales price increased 1% from US$656 per thousand square feet to US$660 per thousand square feet primarily as a result of a favourable shift in product mix.

Discussion

For the quarter, USA and Europe Fibre Cement sales volume increased 14%, reflecting category and market share gains when compared with the prior corresponding quarter. The expiry of the US federal government tax incentives in the prior financial year negatively impacted demand in the prior corresponding quarter. Similarly, sales volume for the half year increased 3% compared to the prior corresponding period.

Single family housing starts, which are one of the key drivers for the company’s performance, were 117,300 in the September quarter, 1% below the September 2010 quarter, according to the US Census Bureau. For the half year ended 30 September 2011, single family housing starts at 240,700 were 8% below the previous corresponding period.

Against this background, USA and Europe Fibre Cement EBIT increased for the quarter primarily driven by higher sales volume, favourable manufacturing performance and lower fixed unit costs of manufacturing, partially offset by higher freight and SG&A expenses (primarily employment and marketing costs).

For the half year, USA and Europe Fibre Cement EBIT was flat, affected by higher freight and fixed manufacturing costs and an increase in SG&A expenses, offset by favourable manufacturing performance and higher sales volumes.

The average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 1% lower than in the equivalent quarter last year and 2% higher than the previous corresponding half year period. NBSK pulp prices reached as high as US$1,035 per ton in June 2011 and have been declining since that time.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	2

Overall, while demand for the company’s products was more consistent and stable than in the prior corresponding periods, the operating environment remains sluggish. Low consumer confidence, limited access to credit for prospective homebuyers and an ongoing surplus of foreclosed houses continues to constrain the housing market and broader US economy.

Asia Pacific Fibre Cement

Quarter

Net sales increased 18% from US$86.9 million to US$102.9 million. The higher value of the Asia Pacific business’ currencies against the US dollar resulted in a 16% increase in net sales. In Australian dollars, net sales increased 2% due to higher sales volume, partially offset by a lower average net sales price, driven by geographic mix, as the Philippines business contributed a higher proportion of sales volume to the Asia Pacific Fibre Cement segment.

Half Year

Net sales for the half year increased 14% from US$172.3 million to US$196.7 million. The higher value of the Asia Pacific business’ currencies against the US dollar resulted in a 17% increase in net sales, partially offset by a 3% decrease in the underlying Australian dollar business, due to a 2% decrease in average net sales price attributable to geographic mix and a 1% reduction in sales volume.

Discussion

According to Australian Bureau of Statistics data, residential housing approvals for the six months to 30 September decreased 12% when compared with the prior corresponding period, reflecting weaker consumer confidence due to rising utility costs and modest falls in house values.

Against this background, the Australian business’ sales volume was down for the quarter and half year, respectively, compared to prior corresponding periods. The decline in sales volume reflected a weaker market environment.

For both the quarter and half year, the New Zealand business’ sales volume was lower than the equivalent periods of the prior year. The New Zealand housing market remains subdued. The business was also impacted by higher freight and input costs.

The Philippines business’ results were positive for the quarter and half year, compared to the prior corresponding periods, which were adversely affected by a mechanical failure in manufacturing equipment. The Philippines business is performing strongly in a stable operating environment.

Gross Profit

Quarter

Gross profit for the quarter increased 21% from US$93.4 million to US$112.6 million. The gross profit margin increased 1.5 percentage points from 32.5% to 34.0%.

Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit increased 15%, of which 14% was due to higher sales volume, 8% due to favourable manufacturing performance and 3% due to lower fixed costs, partially offset by 6% due to higher freight costs, 2% due to a slight reduction in the average net sales price and 2% due to higher raw material input costs. The gross profit margin of the USA and Europe Fibre Cement business increased by 0.4 percentage points.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	3

Asia Pacific Fibre Cement gross profit increased 33% compared to the prior corresponding period, of which 18% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 15%, of which 10% was due to a decrease in fixed unit cost of manufacturing as fixed costs were spread over higher production volume, 6% due to an increase in sales volume, 3% due to favourable manufacturing performance and 3% due to lower raw material input costs (primarily pulp), partially offset by 4% from a reduction in average net sales price and 3% from an increase in freight costs. The gross profit margin of the Asia Pacific Fibre Cement business increased by 4.0 percentage points.

Half Year

Gross profit for the half year increased 5% from US$210.2 million to US$220.8 million. The gross profit margin decreased 0.5 percentage points from 34.7% to 34.2%.

USA and Europe Fibre Cement gross profit increased 1%, compared to the same period last year, of which 5% was due to favourable manufacturing performance and 3% due to higher sales volume, partially offset by 5% due to higher freight costs and 1% due to higher fixed manufacturing costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 1.0 percentage point.

Asia Pacific Fibre Cement gross profit increased 17% compared to the same period last year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in an 18% increase in gross profit. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased by 1% compared to the prior corresponding quarter, of which 2% was due to higher input costs, 2% due to a reduction in average net sales price driven by geographic mix and 1% due to lower sales volume, partially offset by 4% from favourable manufacturing performance. The gross profit margin of the Asia Pacific Fibre Cement business increased by 0.9 percentage points.

Selling, General and Administrative (SG&A) Expenses

Quarter

SG&A expenses increased 38% from US$35.1 million to US$48.6 million, primarily due to recoveries of US$10.3 million from third parties in the prior corresponding quarter related to the costs of the ASIC proceedings for certain of the ten former officers and directors, higher SG&A expenses in the USA and Europe Fibre Cement business and the appreciation of the Asia Pacific business’ currencies against the US dollar. As a percentage of sales, SG&A expenses increased 2.5 percentage points to 14.7%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding quarter decreased 1.1 percentage points to 14.7%.

SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.8 million.

Half Year

SG&A expenses increased 16%, from US$81.0 million to US$94.1 million, primarily due to recoveries from third parties of US$10.3 million in the prior corresponding period related to the costs of the ASIC proceedings for certain of the ten former officers and directors. Higher SG&A expenses in the USA and Europe Fibre Cement business and the appreciation of the Asia Pacific business’ currencies against the US dollar were partially offset by lower general corporate costs. As a percentage of sales, SG&A expenses increased 1.2 percentage points to 14.6%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding period decreased 0.5 percentage points to 14.6%.

SG&A expenses for the half year included non-claims handling related operating expenses of the AICF of US$1.4 million, compared to US$1.0 million in the prior corresponding period.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	4

ASIC Proceedings

On 17 December 2010, the New South Wales Court of Appeal dismissed the company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the company pay 90% of the costs incurred by ASIC in respect of the company’s appeal.

The Court of Appeal allowed the appeals brought by the former non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application.

Appeals brought by ASIC and the company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011. Judgment has been reserved.

During the quarter, legal costs incurred in the ASIC proceedings were US$0.5 million. The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 30 September 2011 have totaled US$15.1 million.

Readers are referred to Note 9 of the company’s 30 September 2011 Condensed Consolidated Financial Statements for further information about the ASIC proceedings.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 15% higher for the quarter at US$4.6 million, compared to the corresponding quarter of the prior year and 12% higher for the half year at US$9.1 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were flat for the quarter at US$2.7 million and 7% lower for the half year at US$5.2 million, compared to the prior corresponding periods.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date. For the quarter ended 30 September 2011, the Australian dollar depreciated against the US dollar by 10%, compared to a 13% appreciation during the corresponding period of last year. For the half year, the Australian dollar depreciated against the US dollar by 5%, compared to a 6% appreciation during the corresponding period of last year.

Asbestos adjustments resulting from the effect of foreign exchange movements were favourable adjustments of US$86.9 million and US$48.7 million for the quarter and half year, respectively, compared to unfavourable adjustments of US$107.8 million and US$44.7 million in the corresponding quarter and half year of the prior year, respectively.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	5

Claims Data

For the quarter and half year, the number of new claims was 127 and 228, respectively, compared to new claims of 121 and 256 reported for the same periods last year, respectively. This is below actuarial expectations of 279 claims for the half year ended 30 September 2011.

There were 120 and 229 claims settled for the quarter and half year ended 30 September 2011, respectively, an increase from 95 and 195 claims settled in the same periods last year, respectively, and below actuarial expectations of 244 claims for the half year.

The average claim settlement of A$201,000 for the half year ended 30 September 2011 was A$7,000 higher than the average claim settlement for the prior corresponding period. Average claim sizes for mesothelioma were slightly below actuarial expectations for the period, but were slightly higher than actuarial expectations for other claims.

Asbestos claims paid totaled A$26.4 million and A$51.5 million for the quarter and half year ended 30 September 2011, respectively, compared to A$28.5 million and A$48.7 million during the same periods last year. This is below the actuarial expectation of A$27.1 million and A$54.2 million for the quarter and half year, respectively. The lower than expected claims paid was due to lower numbers of claims settled.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 September 2011 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

EBIT

EBIT for the quarter moved from a loss of US$56.2 million in the prior corresponding quarter to a profit of US$143.6 million. EBIT for the quarter included favourable asbestos adjustments of US$86.9 million (resulting solely from a 10% depreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.8 million and ASIC expenses of US$0.5 million. For the corresponding quarter in the prior year, EBIT included unfavourable asbestos adjustments of US$107.8 million (resulting solely from a 13% appreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.6 million and a net benefit related to the ASIC proceedings of US$10.1 million, as shown in the table below.

EBIT for the half year increased to US$161.1 million compared to the corresponding period of US$70.8 million. EBIT for the current half year included net favourable asbestos adjustments of US$48.7 million (resulting solely from a 5% depreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$1.4 million and ASIC expense of US$0.7 million. For the corresponding period in the prior year, EBIT included net unfavourable asbestos adjustments of US$44.7 million (resulting solely from a 6% appreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$1.0 million and a net benefit related to the ASIC proceedings of US$9.5 million.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	6

EBIT – US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY12	Q2 FY11	% Change	HY FY12	HY FY11	% Change

USA and Europe Fibre Cement	$47.3	$39.4	20	$95.3	$95.5	—
Asia Pacific Fibre Cement	25.5	17.9	42	46.6	40.0	17
Research & Development	(5.1)	(5.0)	(2)	(10.2)	(10.0)	(2)
General Corporate:
General corporate costs	(10.2)	(0.1)	—	(17.9)	(9.0)	(99)
Asbestos adjustments	86.9	(107.8)	—	48.7	(44.7)	—
AICF SG&A expenses	(0.8)	(0.6)	(33)	(1.4)	(1.0)	(40)

EBIT	143.6	(56.2)	—	161.1	70.8	—

Excluding:

Asbestos:
Asbestos adjustments	(86.9)	107.8	—	(48.7)	44.7	—
AICF SG&A expenses	0.8	0.6	33	1.4	1.0	40
ASIC related expenses (recoveries)	0.5	(10.1)	—	0.7	(9.5)	—

EBIT excluding asbestos and ASIC expenses	$58.0	$42.1	38	$114.5	$107.0	7

Net sales	$331.6	$287.6	15	$645.2	$606.0	6

EBIT margin excluding asbestos and ASIC expenses	17.5%	14.6%		17.7%	17.7%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter increased 20% from US$39.4 million to US$47.3 million compared to the corresponding quarter in the prior year. The increase in EBIT for the quarter was primarily driven by higher sales volume, favourable manufacturing performance and lower fixed costs, partially offset by higher freight costs, a slight reduction in the average net sales price, higher SG&A expenses and higher raw material input costs.

For the half year, USA and Europe Fibre Cement was flat at US$95.3 million compared to US$95.5 million in the prior corresponding period. For the half year, EBIT was unfavourably affected by higher freight and fixed manufacturing costs and an increase in SG&A expenses, offset by favourable manufacturing performance and higher sales volume.

For the second quarter and half year, demand for the company’s products was more consistent and stable than in the prior corresponding periods, which reflected costs arising from resetting the business to a lower level of activity due to a reduction in demand following the expiry of US tax incentives for homebuyers.

For the quarter, the EBIT margin was 1.1 percentage points higher at 20.7%. For the half year, the EBIT margin was 0.8 percentage points lower at 21.2%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter increased 42% from US$17.9 million to US$25.5 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 23%, due to a decrease in fixed unit cost of manufacturing (as fixed costs were spread over higher production volume), higher sales volume, favourable manufacturing performance and lower raw material input costs (primarily pulp), partially offset by a reduction in average net sales price and an increase in freight costs. The Asia Pacific Fibre Cement EBIT margin was 4.2 percentage points higher at 24.8%.

For the half year, Asia Pacific Fibre Cement EBIT increased 17% from US$40.0 million to US$46.6 million, of which 18% was attributable to the appreciation of Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 1%

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	7

compared to the prior corresponding period, due to higher input costs, a reduction in average net sales price and lower sales volume, partially offset by a favourable manufacturing performance. The EBIT margin was 0.5 percentage points higher at 23.7%.

General Corporate Costs

General corporate costs for the quarter increased to US$10.2 million, compared to US$0.1 million in the prior corresponding quarter. For the half year, general corporate costs increased to US$17.9 million, compared to US$9.0 million in the prior corresponding period. General corporate costs for the quarter and half year of the prior financial year were materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses.

General corporate costs also included domicile change related costs of US$0.7 million and US$1.6 million in the prior corresponding quarter and half year, respectively, compared to nil in the quarter and half year.

General corporate costs excluding ASIC expenses and domicile change related costs for the quarter increased from US$9.5 million in the corresponding quarter of the prior year to US$9.7 million in the second quarter. General corporate costs excluding ASIC expenses and domicile change related costs for the half year increased from US$16.9 million in the prior year to US$17.2 million in the current year.

Net Interest Expense

Net interest expense increased from US$0.9 million in the corresponding quarter of the prior year to US$1.2 million in the second quarter. Net interest expense for the quarter included interest and borrowing costs relating to the company’s external credit facilities of US$1.0 million and a realised loss of US$1.0 million on interest rate swaps, partially offset by AICF interest income of US$0.9 million. Net interest expense for the quarter ended 30 September 2010 included a realised loss of US$1.4 million on interest rate swaps and AICF interest income of US$1.1 million.

For the half year, net interest expense increased from US$2.0 million in the prior corresponding period to US$2.2 million. Net interest expense for the half year included interest and borrowing costs relating to the company’s external credit facilities of US$2.0 million and a realised loss of US$1.8 million on interest rate swaps, partially offset by AICF interest income of US$1.4 million. Net interest expense for the half year ended 30 September 2010 included interest and borrowing costs relating to the company’s external credit facilities of US$2.2 million and a realised loss of US$1.8 million on interest rate swaps, partially offset by AICF interest income of US$1.7 million.

Other Expense

Other expense, which relates solely to changes in the fair value of interest rate swap contracts, moved from US$2.9 million in the corresponding quarter of the prior year to US$0.5 million in the second quarter.

For the half year, other expense decreased from US$7.3 million in the prior year to US$2.0 million in the current year. This decrease is due solely to changes in the fair value of interest rate swap contracts.

Income Tax

Income Tax Expense

Income tax expense for the quarter decreased from US$363.7 million to US$14.5 million and from US$380.3 million to US$28.5 million for the half year, as further explained below. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 25.9% for the quarter, compared to 34.9% for the corresponding quarter of the prior year, and 26.2% for the half year, compared to 33.0% for the corresponding prior period. The change in effective tax rate excluding

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	8

asbestos and tax adjustments compared to the prior corresponding period is attributable to changes in the geographic mix of earnings and expenses, as a higher proportion of the company’s earnings was derived in jurisdictions with lower statutory tax rates. Income earned by the USA and Europe Fibre Cement segment is subject to statutory tax rates of approximately 35.0%, whereas income earned in other jurisdictions is subject to statutory tax rates of between 12.5% and 30.0%. The company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies. During the quarter and half year, the USA and Europe Fibre Cement segment comprised a lower proportion of segment earnings, partly as a consequence of appreciation of other currencies against the US dollar, compared with the prior corresponding period.

Tax Adjustments

The company recorded net unfavourable tax adjustments of US$0.3 million and US$0.2 million for the quarter and half year, respectively, compared to net unfavourable tax adjustments of US$347.0 million and US$344.9 million for the quarter and half year of the prior year. Tax adjustments for the quarter and half year consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable. Tax adjustments in the prior corresponding quarter and half year primarily reflected income tax expense for the disputed amended assessment with the ATO (refer below) and adjustments in the value of provisions for uncertain tax positions.

Australian Taxation Office (ATO) – 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (GIC) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivables Policy, RCI would pay 50% of the total amended assessment, being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries NV) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended 31 March 2011. In addition, the company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	9

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continues to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. We await a hearing date for the application for special leave

Net Operating Profit (Loss)

Net operating profit for the quarter was US$127.4 million, compared to a loss of US$423.7 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased from US$20.7 million to US$41.2 million as shown in the table below.

For the half year, net operating profit was US$128.4 million, compared to a loss of US$318.8 million for the corresponding period of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% from US$61.2 million to US$80.6 million as shown in the table below.

Net Operating Profit – US$ millions	Three Months and Half Year Ended 30 September
	Q2 FY12	Q2 FY11	% Change	HY FY12	HY FY11	% Change

Net operating profit (loss)	$127.4	$(423.7)	—	$128.4	$(318.8)	—

Excluding:

Asbestos:
Asbestos adjustments	(86.9)	107.8	—	(48.7)	44.7	—
AICF SG&A expenses	0.8	0.6	33	1.4	1.0	40
AICF interest income	(0.9)	(1.1)	18	(1.4)	(1.7)	18

Tax expense related to asbestos adjustments	—	0.2	—	—	0.6	—

ASIC related expenses (recoveries)	0.5	(10.1)	—	0.7	(9.5)	—

Tax adjustments ¹	0.3	347.0	—	0.2	344.9	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.2	$20.7	99	$80.6	$61.2	32

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.4	4.7	—	18.3	14.0	31

¹	The second quarter and half year results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	10

Cash Flow

Net operating cash flow increased from US$7.8 million in the corresponding period of the prior year to US$37.1 million for the half year. The increase was primarily driven by favourable working capital movements compared to the prior corresponding period, a tax refund of US$12.3 million and the company’s contribution to AICF of US$51.5 million in the second quarter, compared to US$63.7 million in the prior corresponding period. Additionally, for the half year, net operating cash flow was unfavourably affected by a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011. Net operating cash flow in the corresponding period of the prior year included a payment of US$18.6 million for exit taxes on the company’s re-domicile from The Netherlands to Ireland.

Net capital expenditure for the purchase of property, plant and equipment in the first half of the current financial year decreased to US$18.2 million, from US$24.2 million in the same period of the prior year.

Dividend

The company today announced an interim ordinary dividend of US4.0 cents per security. The dividend was announced in US currency and will be paid on 23 January 2011, with a record date of 16 December 2011. The Australian currency equivalent of the dividend to be paid to CUFS holders will be announced after the record date. ADR holders will receive their dividend in US currency. Further details about the interim ordinary dividend are provided in a separate company announcement released today.

Share Buyback

On 17 May 2011, the company announced a share repurchase program to acquire up to 5% of its issued capital during the subsequent twelve month period. For the three and six months ended 30 September 2011, the company repurchased 2.4 million shares of its common stock.

The repurchased shares had an aggregate cost of A$13.7 million (US$13.7 million) and the average price paid per share of common stock was A$5.63 (US$5.65). The US dollar amount was determined using the weighted average spot rates for the days on which shares were repurchased. The company cancelled these repurchased shares on 29 September 2011.

The company also repurchased 1.0 million shares of its common stock during the period between 1 October 2011 and 17 November 2011, with an aggregate cost of A$5.4 million (US$5.3 million), at an average market price of A$5.49 (US$5.33). These shares are currently held as treasury stock and the company intends to cancel these shares and any other shares repurchased during the third quarter of the current financial year.

Liquidity and Capital Resources

At 30 September 2011, the company had net debt of US$36.7 million, which is US$3.7 million less than net debt of US$40.4 million at 31 March 2011.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	11

At 30 September 2011, the company had credit facilities totalling US$320.0 million, of which US$60.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 September 2011
Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.00%	90.0	60.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$60.0

During the half year, the company drew down US$113.0 million and repaid US$112.0 million of its term facilities. The weighted average remaining term of the total credit facilities at 30 September 2011 was 1.4 years.

If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or declared dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings and proceeds from the sale of property, plant and equipment. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing unutilised committed credit facilities, proposed new credit facilities and anticipated future net operating cash flow.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	12

Asbestos Compensation

On 1 July 2011, the company made a contribution of US$51.5 million (A$48.9 million) to AICF. This amount represents 35% of the company’s free cash flow for financial year 2011, as defined by the AFFA. From the time the AFFA was approved by the company’s security holders in February 2007 through July 2011, the company has contributed approximately A$424 million to AICF.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 17 November 2011, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2011 with the SEC on 29 June 2011 and, subsequently, filed an amendment to the annual report on Form 20-F/A with the SEC on 14 July 2011.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	13

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	14

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

EBIT	$143.6	$(56.2)	$161.1	$70.8

Asbestos:
Asbestos adjustments	(86.9)	107.8	(48.7)	44.7
AICF SG&A expenses	0.8	0.6	1.4	1.0

ASIC related expenses (recoveries)	0.5	(10.1)	0.7	(9.5)

EBIT excluding asbestos and ASIC expenses	58.0	42.1	114.5	107.0

Net sales	$331.6	$287.6	$645.2	$606.0

EBIT margin excluding asbestos and ASIC expenses	17.5%	14.6%	17.7%	17.7%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

Net operating profit (loss)	$127.4	$(423.7)	$128.4	$(318.8)

Asbestos:
Asbestos adjustments	(86.9)	107.8	(48.7)	44.7
AICF SG&A expenses	0.8	0.6	1.4	1.0
AICF interest income	(0.9)	(1.1)	(1.4)	(1.7)
Tax expense related to asbestos adjustments	—	0.2	—	0.6

ASIC related expenses (recoveries)	0.5	(10.1)	0.7	(9.5)

Tax adjustments ¹	0.3	347.0	0.2	344.9

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.2	$20.7	$80.6	$61.2

¹	The second quarter and half year results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	15

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.2	$20.7	$80.6	$61.2
Weighted average common shares outstanding – Diluted (millions)	440.0	437.5	440.0	437.8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.4	4.7	18.3	14.0

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

Operating profit (loss) before income taxes	$141.9	$(60.0)	$156.9	$61.5

Asbestos:
Asbestos adjustments	(86.9)	107.8	(48.7)	44.7
AICF SG&A expenses	0.8	0.6	1.4	1.0
AICF interest income	(0.9)	(1.1)	(1.4)	(1.7)

Operating profit before income taxes excluding asbestos	$54.9	$47.3	$108.2	$105.5

Income tax expense	(14.5)	(363.7)	(28.5)	(380.3)

Asbestos:

Tax expense related to asbestos adjustments	—	0.2	—	0.6
Tax adjustments ¹	0.3	347.0	0.2	344.9

Income tax expense excluding tax adjustments	(14.2)	(16.5)	(28.3)	(34.8)

Effective tax rate excluding asbestos and tax adjustments	25.9%	34.9%	26.2%	33.0%

¹	The second quarter and half year results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	16

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

EBIT	$143.6	$(56.2)	$161.1	$70.8
Depreciation and amortisation	14.6	15.6	30.8	31.0

Adjusted EBITDA	$158.2	$(40.6)	$191.9	$101.8

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011
General corporate costs	$10.2	$0.1	$17.9	$9.0

Excluding:
ASIC related (expenses) recoveries	(0.5)	10.1	(0.7)	9.5
Domicile change related costs	—	(0.7)	—	(1.6)

General corporate costs excluding ASIC expenses and domicile change related costs	$9.7	$9.5	$17.2	$16.9

Supplemental Financial Information

James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.

As set forth in Note 7 of the 30 September 2011 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.

The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.

The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 30 September 2011 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	17

James Hardie Industries SE

Consolidated Balance Sheet

30 September 2011

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$300.9	$(277.6)	$23.3
Restricted cash and cash equivalents	1.8	—	1.8
Restricted cash and cash equivalents – Asbestos	—	67.1	67.1
Restricted short-term investments – Asbestos	—	5.6	5.6
Accounts and other receivables, net of allowance for doubtful accounts of $2.5 million	137.4	0.2	137.6
Inventories	167.9	—	167.9
Prepaid expenses and other current assets	22.9	0.2	23.1
Insurance receivable – Asbestos	—	12.9	12.9
Workers’ compensation – Asbestos	—	0.3	0.3
Deferred income taxes	11.1	—	11.1
Deferred income taxes – Asbestos	—	13.9	13.9

Total current assets	642.0	(177.4)	464.6
Restricted cash and cash equivalents	3.5	—	3.5
Property, plant and equipment, net	688.8	2.2	691.0
Insurance receivable – Asbestos	—	161.7	161.7
Workers’ compensation – Asbestos	—	85.5	85.5
Deferred income taxes	30.6	—	30.6
Deferred income taxes – Asbestos	—	415.9	415.9
Other assets	29.2	—	29.2

Total assets	$1,394.1	$487.9	$1,882.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$98.8	$2.3	$101.1
Accrued payroll and employee benefits	34.9	0.2	35.1
Accrued product warranties	5.8	—	5.8
Income taxes payable	(15.6)	17.6	2.0
Asbestos liability	—	105.0	105.0
Workers’ compensation – Asbestos	—	0.3	0.3
Other liabilities	25.6	—	25.6

Total current liabilities	149.5	125.4	274.9
Long-term debt	60.0	—	60.0
Deferred income taxes	109.5	—	109.5
Accrued product warranties	18.3	—	18.3
Asbestos liability	—	1,449.3	1,449.3
Workers’ compensation – Asbestos	—	85.5	85.5
Australian Taxation Office – amended assessment	180.0	—	180.0
Other liabilities	37.4	2.4	39.8

Total liabilities	554.7	1,662.6	2,217.3

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	222.0	—	222.0
Additional paid-in capital	55.2	—	55.2
Retained earnings (accumulated deficit)	509.5	(1,177.3)	(667.8)
Accumulated other comprehensive income	52.7	2.6	55.3

Total shareholders’ equity (deficit)	839.4	(1,174.7)	(335.3)

Total liabilities and shareholders’ equity (deficit)	$1,394.1	$487.9	$1,882.0

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	18

James Hardie Industries SE

Consolidated Statement of Operations

For the half year ended 30 September 2011

(unaudited)

US$ Millions	Total Fibre Cement Operations- Excluding Asbestos Compensation	Asbestos Compensation	As Reported

Net Sales	$645.2	$—	$645.2
Cost of goods sold	(424.4)	—	(424.4)

Gross profit	220.8	—	220.8
Selling, general and administrative expenses	(92.7)	(1.4)	(94.1)
Research and development expenses	(14.3)	—	(14.3)
Asbestos adjustments	—	48.7	48.7

EBIT	113.8	47.3	161.1
Net Interest (expense) income	(3.6)	1.4	(2.2)
Other expense	(2.0)	—	(2.0)

Operating profit before income taxes	108.2	48.7	156.9
Income tax expense	(28.5)	—	(28.5)

Net operating profit	$79.7	$48.7	$128.4

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	19

James Hardie Industries SE

Consolidated Statement of Cash Flows

For the half year ended 30 September 2011

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Cash Flows from Operating Activities

Net income	79.7	48.7	$128.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	30.8	—	30.8
Deferred income taxes	8.5	0.1	8.6
Stock-based compensation	2.9	—	2.9
Asbestos adjustments	—	(48.7)	(48.7)
Tax benefit from stock options exercised	(1.5)	—	(1.5)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	36.4	36.4
Payment to the AICF	—	(51.5)	(51.5)
Accounts and other receivables	(2.5)	—	(2.5)
Inventories	(8.5)	—	(8.5)
Prepaid expenses and other assets	11.5	0.1	11.6
Insurance receivable – Asbestos	—	18.1	18.1
Accounts payable and accrued liabilities	(0.2)	1.1	0.9
Asbestos liability	—	(55.7)	(55.7)
Other accrued liabilities	(32.1)	(0.1)	(32.2)

Net cash provided by operating activities	$88.6	$(51.5)	$37.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(18.4)	—	(18.4)
Proceeds from sale of property, plant and equipment	0.2	—	0.2

Net cash used in investing activities	$(18.2)	$—	$(18.2)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	113.0	—	113.0
Repayments of long-term borrowings	(112.0)	—	(112.0)
Tax benefit from stock options exercised	1.5	—	1.5
Common stock repurchased and retired	(13.7)	—	(13.7)

Net cash provided by financing activities	$(11.2)	$—	$(11.2)

Effect of exchange rate changes on cash	(3.0)	—	(3.0)

Net increase (decrease) in cash and cash equivalents	56.2	(51.5)	4.7
Cash and cash equivalents at beginning of period	18.6	—	18.6

Cash and cash equivalents at end of period	$74.8	$(51.5)	$23.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	74.6	(51.5)	23.1
Short-term deposits	0.2	—	0.2

Cash and cash equivalents at end of period	$74.8	$(51.5)	$23.3

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	20

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY12	21